# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0000902664-24-005888
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 7,168,249; shared voting power 0; sole dispositive power 7,168,249; shared dispositive power 0; aggregate amount beneficially owned 7,168,249 (5% of the class)
- Bradley Alford (CIK 0001490371): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 19,233; shared voting power 0; sole dispositive power 19,233; shared dispositive power 0; aggregate amount beneficially owned 19,233 (0% of the class)
- Jeffery DeLapp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 458; shared voting power 0; sole dispositive power 458; shared dispositive power 0; aggregate amount beneficially owned 458 (0% of the class)
- Diane Dietz (CIK 0001440622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 73,888; shared voting power 0; sole dispositive power 73,888; shared dispositive power 0; aggregate amount beneficially owned 73,888 (0.1% of the class)
- John P. Gainor Jr. (CIK 0001666277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 16,000; shared voting power 0; sole dispositive power 16,000; shared dispositive power 0; aggregate amount beneficially owned 16,000 (0% of the class)
- Timothy R. McLevish (CIK 0001215826): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 50,500; shared voting power 0; sole dispositive power 50,500; shared dispositive power 0; aggregate amount beneficially owned 50,500 (0% of the class)
- Joseph E. Scalzo (CIK 0001203096): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 7,885; shared voting power 0; sole dispositive power 7,885; shared dispositive power 0; aggregate amount beneficially owned 7,885 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 18, 2024 (the "Original Schedule 13D", as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $1.00 per share (the "Shares"), of Lamb Weston Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 4 amends Items 3, 4, 5(a)-(c) and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first sentence of Item 3 is hereby amended and restated as follows:

The 7,168,249 Shares reported herein as beneficially owned by JANA were acquired at an aggregate purchase price of approximately $435 million.

The fifth paragraph of Item 3 is hereby amended and restated as follows:

Of the 50,500 Shares reported herein as beneficially owned by Mr. McLevish, 48,500 were acquired at an aggregate purchase price of approximately $2.4 million and 2,000 were awarded to Mr. McLevish as compensation in connection with his past service with the Issuer and received in connection with the spin-off of the Issuer from Conagra.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On January 27, 2025, JANA issued a public letter to the Issuer's Board of Directors (the "January 27, 2025 Letter"), which is attached hereto as Exhibit 99.4 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,640,697 Shares outstanding as of December 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 24, 2024, filed with the SEC on December 20, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 7,168,249 Shares, representing approximately 5.0% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Alford may be deemed to beneficially own 19,233 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. DeLapp may be deemed to beneficially own 458 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 73,888 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gainor may be deemed to beneficially own 16,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 50,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Scalzo may be deemed to beneficially own 7,885 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons and Continental Grain Company, a Delaware corporation ("Continental Grain"), and certain of its related entities and persons (together with Continental Grain, the "Continental Grain Reporting Persons") may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Continental Grain Reporting Persons are separately filing on Schedule 13D (the "Continental Grain 13D") with respect to their beneficial ownership of the Shares. Based on information and belief, the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 1,283,102 Shares. Accordingly, in the aggregate, the Reporting Persons and the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 8,619,315 Shares, representing approximately 6.0% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the Continental Grain Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 7,168,249 Shares, which power is exercised by the JANA Principal. Mr. Alford has sole voting and dispositive power over 19,233 Shares. Mr. DeLapp has sole voting and dispositive power over 458 Shares. Ms. Dietz has sole voting and dispositive power over 73,888 Shares. Mr. Gainor has sole voting and dispositive power over 16,000 Shares. Mr. McLevish has sole voting and dispositive power over 50,500 Shares. Mr. Scalzo has sole voting and dispositive power over 7,885 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

On January 2, 2025, JANA purchased 36,910 Shares in the open market for $67.24 per share, including commissions.

On January 8, 2025, Mr. McLevish purchased 5,000 Shares in the open market for $60.39 per share, including commissions, and 5,000 Shares in the open market for $61.00 per share, including commissions.

No other transactions in the Shares have been effected by the Reporting Persons since the filing of Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 99.4: January 27, 2025 Letter

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (01/28/2025)
- Bradley Alford: /s/ Bradley Alford, Bradley Alford, Individually (01/28/2025)
- Jeffery DeLapp: /s/ Jeffery DeLapp, Jeffery DeLapp, Individually (01/28/2025)
- Diane Dietz: /s/ Diane Dietz, Diane Dietz, Individually (01/28/2025)
- John P. Gainor Jr.: /s/ John P. Gainor Jr., John P. Gainor Jr., Individually (01/28/2025)
- Timothy R. McLevish: /s/ Timothy R. McLevish, Timothy R. McLevish, Individually (01/28/2025)
- Joseph E. Scalzo: /s/ Joseph E. Scalzo, Joseph E. Scalzo, Individually (01/28/2025)